November 4, 2015

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee Re: MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On September 25, 2015, the Company filed with the Securities and Exchange Commission (the "Commission") a post-effective amendment to its Registration Statement on Form N-2 (the "Registration Statement").  The Company received oral comments on the filing from Ms. Ashley Vroman-Lee of the staff of the Commission.  The Company responded to those comments and filed another post-effective amendment to the Registration Statement to respond to the comments on November 4, 2015.  In a further oral comment, Ms. Ashley Vroman-Lee of the staff of the Commission asked the Company to make the following representation.
1.	Comment: Please represent to the Commission that the Company will no longer use the estimated liquidation value ("ELV") disclosure in its periodic reports filed with the Commission, or in its disclosures or advertisements relating to the offering.
Response: The Company represents that it will no longer use the ELV disclosure in any of its filings with the Commission, or in any other advertisements, publications, or otherwise.

Sincerely,
/s/ Chip Patterson
Chip Patterson, Secretary